Exhibit 99.1

September 6, 2010

Dear Shareholder:

The past few years have been active and positive ones for Elan Corporation plc on multiple fronts as they relate to our science, business and financial position.  In more recent months we have continued to move a number of initiatives forward and I wanted to take this opportunity to summarize them for you so that you may have a full understanding and appreciation for where we are today, as well as our goals, objectives and focus as we move forward as a company.

As we have communicated in the past, all of our effort, focus and activity has been aimed at advancing our unique and innovative science against difficult neurodegenerative diseases while, at the same time, reducing enterprise wide risk and continuously improving the financial performance of the company. We have maintained a multi-year objective to become a profitable, sustainable and self–funding biotechnology company by 2011 – a goal we are well on target to achieve and which is a rarity in our industry globally.

Significantly Improved Operating Results

As a point of reference, Elan has gone from a 2005 full year operating loss before other items of $297.5 million to a 2010 first six months operating profit before other items of $34.0 million. This has occurred as a result of growing top line revenue by more than 15 percent on average each year while simultaneously reducing operating expenditure (R&D and SG&A) by more than 12 percent.1

With the currently available information and plans that have been developed within the company and with our collaborators, we anticipate that these positive financial trends and momentum will carry through into 2011.  Continued revenue growth, coupled with cost and investment discipline, will drive further improvement from an operating profit point of view.

Dramatically Improved Balance Sheet

From a balance sheet point of view, we have made continuous progress over the past number of years in reducing our leverage. Since 2002, we have reduced our debt obligations by over 70% (nearly $3.25 billion) while,

1 Our 2005 operating loss before other items of $297.5 million comprises our operating loss under GAAP of $198.5 million, as adjusted to exclude the net gain on sale of businesses of $103.4 million and the other significant net charges of $4.4 million.  Our first half of 2010 operating profit before other items of $34.0 million comprises our operating loss under GAAP of $177.2 million, as adjusted to exclude the settlement reserve charge of $206.3 million, and other net charges of $5.1 million.

importantly, maintaining relatively high cash balances to fund our long term commitment to our science.

Over the past year, we have raised over $2 billion in debt, equity and R+D funding while only incurring 18.4 % equity dilution to our existing shareholder base.

It is important to note that, while achieving these financial results, we continue to make prudent and precise investments in our science, drug technology and combined pipeline and products. Financial strength is a pre-requisite for long term success and growth and we continuously balance our focus on the financial picture with that of the longer term cycles of our science.

Our Collaborative Strategy Is Working

How have we been able to advance our business model over the past few years?  Our strength has been, and will continue to be, the uniqueness of our science (in the BioNeurology business) and our technology (in the EDT business). These are our competitive advantages and we have demonstrated repeated successes in what is a highly competitive and challenging industry. Our business model has been and will continue to be characterized by the following core principles and themes:

•	Within the BioNeurology business, we are a science based company, with biology and proprietary animal models at our core. Our clinical expertise is second to none in our areas of focus.

•	Within the EDT business, we are the leading drug technology based company in the industry.

•	We selectively acquire assets using proprietary science and technology screens and assessments.

•	Talent and appropriate continuity at all levels and in all functions is key to our success.

•	Our goals for collaborations / partnerships are centered upon clarity, accountability and expertise.

•	We have a broad, deep and on-going investment in intellectual property across both of our businesses.

•
We are risk taking early in the science life cycle (Phases 0, I, II) and risk sharing later in the science life cycle (Phase III).  We measure risk as the sum of financial, clinical, science and commercial variables.

•	Risk assessment is dynamic for both individual assets and within the portfolio overall.

•	Our purposefully designed small infrastructure business model increases operating leverage.

•	We maintain more than adequate cash on our balance sheet in order to advance our pipelines, and we are rapidly de-leverging the balance sheet to industry norm.

•	Our Irish domicile provides an advantageous tax structure and is a strategic asset.

•	We seek strong revenue growth to deliver after tax earnings.

UPDATE ON ELND-005 (SCYLLO-INOSITOL)

Consistent with our proven business model and approach, Elan and Transition Therapeutics have agreed to work together to explore strategic, operational and global options for ELND-005 with the intent of maximizing the value of this innovative potential therapeutic.  As you know, on August 9th, Elan and Transition Therapeutics announced that we intend to advance ELND-005 into Phase 3.

By advancing ELND-005, Elan may benefit, either directly or indirectly, from several late stage Alzheimer’s programs:  JAI AAB–001/Bapi (Phase 3); ELND-005 (to commence Phase 3); JAI ACC–001/Vaccine (Phase 2); JAI AAB–001 Sub q (Phase 2).  In addition, we continue to advance our own gamma secretase with ELND-006 nearing Phase1 completion and ELND-007 having just entered Phase 1.

By almost any measure (development stage, mechanism of action, targets), Elan’s Alzheimer’s portfolio is the leader against any competitor in the field of Alzheimer’s.  Further potential advancements of some of our pre-clinical programs will only add to our leadership in terms of the scientific and clinical expertise, intellectual property and disease understanding required for the development of successful Alzheimer’s therapies.

COMPLETION OF EDT REVIEW

On August 9th, we also announced the completion of the strategic review of our EDT business, concluding that, while a separation makes sense at some point, it could not be done now at an appropriate valuation given current market conditions in terms of market multiples.  That said, the outlook for EDT remains positive.  EDT is the leading drug delivery business globally and has produced consistent results and cash flows while expanding its late stage pipeline.  Within the last year, two products that incorporate EDT's technologies have been approved in the U.S. and have significant potential: Ampyra, marketed by Acorda; and Invega Sustenna, marketed by Johnson & Johnson.  EDT's prospects in the medium term are very attractive with solid revenues coming from the existing broad portfolio of products and growth driven by recently launched products, four later-stage pipeline products and the anticipated approval of Ampyra and Invega Sustenna in European Union and other markets.

CONTINUED BALANCE SHEET IMPROVEMENT

As I noted earlier, we have significantly strengthened our balance sheet in recent years.  In August, we announced initiatives that will:

•	Extend maturity of our debt so there are no principal payments due until November 2013,

•	Reduce our annual interest rate costs by up to $10 million, and

•	Retain significant cash balances of approximately $400 million.

In accordance with this announcement, we have begun the repurchase of up to $186,000,000 of our 8 7/8% Senior Fixed Rate Notes due 2013 and Floating Rate Notes Due 2013, and the redemption of $300 million of Senior Floating Rate Notes due 2011.

Our progress was noted recently by Moody’s, which said in a recent report that: “Elan’s key credit metrics have steadily improved, mostly attributable to the solid growth of Tysabri since the re-launch in 2006.

More recently, the $885 million investment by Johnson & Johnson in Elan’s Alzheimer’s Immunotherapy Program (”AIP”) improved Elan’s cash and investment balances. In addition, as R&D is now funded through the AIP collaboration, Elan has realized significant cost savings, with combined SG&A and R&D expenses in the first half of 2010 ($258 million) having declined by approximately 14% relative to the first half of 2009.” (Moody’s Credit Rating Report, July 2010)

UPDATE ON TYSABRI

The outlook for Tysabri, our leading MS drug that is co-marketed with Biogen Idec, also remains strong.  On August 24, in conjunction with Biogen Idec, we announced progress in the development of a potential risk stratification plan that could further mitigate the rare risk of PML in Tysabri-treated patients.  In the meantime, Tysabri continues to perform well.  Tysabri revenues have increased almost 50% in the last two years, reflecting the important benefits of this product and the rapid growth in the overall MS market.

***

Despite our significant progress, one detractor in particular, Mr. Ib Sonderby, has received recently a fair amount of press for his personal attacks on executive management and Elan’s board.  While he has never met at any time with management -- despite repeated offers from us to meet with him -- he has continued deliberately to spread misinformation and recycle issues that have been previously addressed. A number of shareholders have asked me to set the record straight and I want to take this opportunity to do so.

In the last eight weeks, Mr. Sonderby has made false allegations about: the sale of Prialt and licensing Agreement with Amarin; my role with Kinsale Capital Management; provisions in our agreement with Johnson & Johnson for the development of bapineuzumab; the Zonegran settlement; among other false claims.  Let me address each of these issues succinctly.

Allegations of Conflict on the Prialt Sale:  In 2010, we sold the U.S. Prialt business to Azur Pharma Ltd.  Ib Sonderby says we sold it for too little to a group controlled by our directors.  Not true.  There was a rigorous sale process and Azur is not controlled by our directors.  On the sales process, some 36 companies, mostly well-known biotechnology /pharma companies, were contacted with the help of legal and financial advisors.  This group was whittled down to three serious bidders and our Board selected Azur Pharma Ltd as the winning bidder based on price and terms that were favorable to Elan.  Three of our directors collectively own significantly less than one percent of Azur and all positions and relationships were fully disclosed at the time of the sale in accordance with all applicable laws and regulation.  These directors recused themselves fully from any substantive Board discussions or decisions on Prialt.

The suggestion that Kyran McLaughlin, our Chairman, has a conflict because he is deputy chairman of J&E Davy, is equally mistaken.  J&E Davy, Ireland’s leading provider of stockbroking, wealth management and financial advisory services, operates a nominee company called Davycrest for its clients, including over 200 private individuals who happen to own shares in Azur.  Neither J&E Davy nor Davycrest, as a nominee, actually own shares in Azur, and Mr. McLaughlin has no role in the management of Davycrest, nor does he influence the investment decisions of the individuals in it.

It is important also to note that the Prialt sale had significant benefits for Elan.  We achieved an accretive transaction by selling a loss making business in a non-core, sub-scale therapeutic area and accelerated our move to a cash flow positive operating business.  And we retained the ability to receive future payments from milestones and royalties.

False Allegations Regarding Licensing Agreement with Amarin:  Similarly, Mr. Sonderby has made false claims regarding a small licensing agreement with Amarin for the development of Lorazapam, a treatment for acute seizures, claiming a conflict of interest with our CFO, Shane Cooke, and that Amarin received a “sweetheart” deal because Mr. Cooke’s brother works at Amarin.  The facts are that Mr. Cooke was not involved in the transaction and was completely removed from all discussions regarding Amarin.

In 2007, Elan licensed its Nanocrystal technology to Amarin who wanted to develop a formulation of Lorazapam for nasal delivery to treat acute seizures, a formulation which is thought to have significant market potential. Under the license, Elan could receive fees and milestones for services provided and could ultimately receive royalties on any product developed.  After developing the product for two years, in 2009 Amarin changed its strategic focus and consequently was no longer in a position to fund the development of Lorazepam.  With positive pre-clinical data, EDT saw this as an attractive pipeline asset and agreed to purchase all of Amarin’s rights for $700,000.  Consistent with its business model, EDT intends to develop Lorazepam beyond proof of concept in man and then out-license it to a partner who would fund late stage development and commercialize it.  This is expected to occur around 2012.

Insinuations About Kinsale Capital Management:  In a recent public letter, our detractor has questioned my involvement with Kinsale Capital Management.  The facts are these: Approximately six years ago I gave some limited assistance to a former colleague in setting up Kinsale.  I served as a non-executive director of Kinsale until March of this year and Kinsale agreed not to invest in Elan securities while I was a director.  I had no day-to-day involvement in the fund nor the running of the company and received no fees of any kind from Kinsale; I am not an equity holder in the fund. Further, I no longer have any affiliation, association or involvement with Kinsale in any way, shape or form.

Claims regarding change of control provisions in the Johnson & Johnson transaction:  First, it is important to remember that this was an excellent transaction that significantly reduced our science, financial and execution risk around the immunotherapeutic approach to Alzheimer’s as well as allowing for the acceleration of the development of this technology and approach to the treatment of patients, while at the same time enabling shareholders to participate in the potential for substantial longer term value creation.  I noted the positive comments from Moody’s earlier.  The highly respected IN VIVO Blog also named it the 2009 M&A/Alliance deal of the year.

Change of control provisions, like the ones cited by Mr. Sonderby, are included in just about all collaborative transactions in our industry and were disclosed properly.  In terms of the provision allowing Johnson & Johnson to acquire Elan’s interest in the collaboration at fair value if there is a change of control at Elan, the bottom line is that it’s likely and understandable that Johnson & Johnson would not have done the deal without this provision to protect themselves. This is a hollow issue, and anyone familiar with our industry recognizes it as such.  Biogen Idec objected to a separate change of control provision, which was also disclosed in the agreement, and we resolved this issue.

Falsehoods regarding the Zonegran Settlement: As you know, we had been cooperating with the U.S. government with respect to the Zonegran investigation for more than four years, and reached the preliminary agreement that we announced in July in order to resolve this matter and move forward.  Contrary to Mr. Sonderby’s allegation that the settlement is “the largest fine in history relative to sales,” there have been other settlements with a larger ratio of settlement amount to sales revenue, including Serono’s settlement for alleged off-label promotion of Serostim in 2005.  It also is important to realize that the Zonegran agreement in principle is a misdemeanor instead of a felony.  The distinction is important given that a felony plea requires mandatory exclusion from the federal Medicare and Medicaid programs.  Further, as has been amply demonstrated in recent years, the U.S. government has aggressively been pursuing a variety of alleged marketing claims against most of the world’s leading biopharma companies.  Elan is not alone in having recently settled these longstanding investigations into marketing practices dating back a decade.

That being said, we understand the importance of a strong compliance program to ensure that this situation, which resulted from practices that occurred more than six years ago, is not repeated.  Elan has implemented a strong compliance program based upon best practices and guidance from the OIG’s Compliance Program Guidance for Pharmaceutical Manufacturers. Further, Elan recently hired a new Senior Vice-President to oversee compliance.  Fabiana Lacerca-Allen, who joined Elan in June has more than 18 years of compliance and legal experience at Fortune 500 companies and law firms, including at Mylan Laboratories and Bristol-Myers Squibb.

***

Mr. Sonderby is likely to continue making or repeating false and misleading claims about the company in the coming weeks.  We presume that Mr. Sonderby is mostly concerned about the price of the stock as would be his right as a shareholder. While we cannot directly control the price of the stock, we do remain resolutely focused on the fundamentals and improving them every week, quarter and year. By doing so, the marketplace will ultimately assess the proper short, intermediate and long term value of the equity vs. competitors within our industry, and our stock price will accurately reflect the markets view.

In the meantime, we will stay focused on improving the fundamentals across the board and will not hesitate to continue to set the record straight when necessary as it relates to false allegations, and take appropriate steps to protect the company.

Finally, two of Elan’s directors who joined the board last July as part of a settlement agreement, notified us over the Labor Day weekend in the U.S. that they planned to file a lawsuit against Elan on Tuesday, September 7 unless certain conditions were met.  The statements made by legal counsel for these two Board members are false, and are an attempt to circumvent previously approved Board policies and an independent review by outside counsel.  Today, we filed a proceeding in response and with the goal of enabling the independent review -- conducted by a former President of the American Bar Association -- to proceed unimpeded. The Court has granted all of our requests including injunctive relief. The need to take this action is regrettable but we will not allow the two directors to hijack the independent review before its scheduled presentation   to the full Board.

We will keep you updated on developments and the real progress the company is making as we enhance financial performance, further develop our science and pipeline, and ensure that we continue to retain the best scientific talent in our industry.

The bottom line is that Elan remains well positioned to maintain growth, achieve profitability, advance both our science and technology and provide continuous innovation across both of our key businesses. We believe that we present a highly unique and compelling investment thesis to those interested in investing in the biotechnology industry.

Please feel free to contact me directly if you have any concerns, suggestions or comments or would like to discuss any of the above.

Most Sincerely,

G. Kelly Martin
Chief Executive Officer, Elan

Safe Harbor/Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the federal securities laws, including statements regarding, anticipated results, marketing efforts, and planned investments in future periods. Actual results could differ materially from those projected in these and other forward-looking statements. The company's expectations, beliefs and projections are expressed in good faith and are believed to have a reasonable basis; however, each forward-looking statement involves a number of risks and uncertainties, including those set forth in this press release, those described in the company's Annual Report on Form 20-F for the year ended December 31, 2009 under the heading "Risk Factors," and other risks and uncertainties that have been or may be described from time to time in other reports filed by the company, including reports on Form 6-K. Potential risks and uncertainties that may affect our future revenues, earnings and performance and could cause the actual results of operations or financial condition of the company to differ materially from those expressed or implied by forward-looking statements in this release include: our ability to integrate new operations into our business; our ability to maintain, protect and effectively commercialize acquired technologies; our reliance on product acceptance by consumers; our dependence on independent manufacturers and suppliers; the effectiveness of our sales and marketing efforts; and intense competition in the industry, which we expect to increase. The company cautions that forward-looking statements are inherently less reliable than historical information. We do not undertake any duty to update any of the forward-looking statements after the date of this letter to conform them to actual results or to reflect changes in events, circumstances or our expectations. New factors emerge from time to time and it is not possible for the company to predict all such factors, nor can it assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.